UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 8)

Under the Securities Exchange Act of 1934

Liberated Syndication Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

53013F100
(CUSIP Number)

ERIC SHAHINIAN CAMAC PARTNERS, LLC 350 PARK AVENUE, 13TH FLOOR NEW YORK, NY 10022 914-629-8496
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

3/11/22
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Camac Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,242,792

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,242,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,242,792

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Camac Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,242,792

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,242,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,242,792

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Camac Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,242,792

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,242,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,242,792

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Eric Shahinian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50,000

	8	SHARED VOTING POWER
5,242,792

	9	SOLE DISPOSITIVE POWER
50,000

	10	SHARED DISPOSITIVE POWER
5,242,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,242,792

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed on January 8, 2019, and as amended on April 26, 2019, July 12, 2019, July 16, 2019, August 26, 2019, October 8, 2019, June 6. 2021 and November 24, 2021 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.001 per share (the “Common Stock”), of Liberated Syndication Inc. (the “Issuer” or the “Company”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of Schedule 13D in its entirety and replacing it with the following:

(a)          The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 27,856,000 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported outstanding as of the Issuer’s most recent disclosure to the filing person.

As of the close of business on the date hereof, Camac Fund beneficially owned 5,242,792 shares of Common Stock.

Percentage: Approximately 18.8%

(b)
By virtue of their respective positions with Camac Fund, each of Camac Partners, Camac Capital, and Eric Shahinian may be deemed to have shared power to vote and dispose of the Shares reported owned by Camac Fund.

(c)	Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement filed with the Schedule 13D on January 8, 2019 and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2022

Camac Partners, LLC

By: Camac Capital, LLC, its general partner

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member of the GP

Camac Capital, LLC

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member

By:	/s/ Eric Shahinian
Eric Shahinian

Camac Fund, LP

By: Camac Capital, LLC, its general partner

By:	/s/ Eric Shahinian
Name: Eric Shahinian
Title: Managing Member of the GP

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

	CAMAC FUND, LP

3/11/22	533,334	$3.75